CUSIP No. 2332 4Q 20 2	13G	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

DNAPrint Genomics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2332 4Q 202
(CUSIP Number)

December 27, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[__]  Rule 13d-1 (b)

[X]  Rule 13d-1 (c)

[__]  Rule 13d-1 (d)

CUSIP No. 2332 4Q 20 2

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hector Gomez
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 39,890,300*/**
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 39,890,300*/**
WITH	8	SHARED DISPOSITIVE POWER 0

CUSIP No.  2332 4Q 20 2

13G

Page 2 of 5 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,890,300*/**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.47%
14	TYPE OF REPORTING PERSON IN

* Reflective of 20:1 reverse stock split effective 7/12/2005

** Reflects 1,260,300 shares owned and vested options to purchase 38,630,000 shares

CUSIP No. 2332 4Q 20 2	13G	Page 3 of 5 Pages

Item 1(a).

Name of Issuer.

DNAPrint Genomics, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices

1621 West University Parkway, Sarasota, FL 34243

Item 2(a).

Name of person Filing

Hector Gomez

Item 2 (b).

Address of Principal Business Office or, if none, Residence

1621 West University Parkway, Sarasota, FL  34243

Item 2 (c).    Citizenship

United States

Item 2 (d).    Title of Class of Securities

Common Stock

Item 2 (e).    CUSIP Number

2332 4Q 20 2

Item 3.

If this statement is filed pursuant to Rule 13D01(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)

[__] Broker or dealer registered under Section 15 of the Exchange Act.

(b)

[__] Bank as defined in Section 3(a) (6) of the Exchange Act.

(c)

[__] Insurance company as defined in Section 3(a) (19) of the Exchange Act.

(d)

[__] Investment company registered under Section 8 of the Investment Company Act.

(e)

[__] An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

(f)

[__] An employee benefit plan or endowment fund in accordance with Rule 13-d-1 (b) 1 (ii) (F);

(g)

[__] A parent holding company or control person in accordance with Rule 13-d-1(b) 1 (ii) (G);

(h)

[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(g)   [__] A church plan that is excluded from the definition of an investment company under Section 3        (c ) (14) of the Investment Company Act;

(h)

[__] Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 39,890,300 */**

(b)

Percent of Class: 5.47%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  39,890,300 */**

(ii)

Shared power to vote or to direct the vote:   0

(iii)

Sole power to dispose or to direct the disposition of:   39,890,300 */**

(iv)

Shared power to dispose or to direct the disposition of:  0

CUSIP No. 2332 4Q 20 2	13G	Page 4 of 5 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

       Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security  Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.

       Identification and Classification of Members of the Group.

Not applicable

Item 9.

       Notice of Dissolution of Group.

Not applicable

Item 10.

       Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*    Reflective of 20:1 reverse stock split effective 7/12/2005

**   Reflects 1,260,300 shares owned and vested options to purchase 38,630,000 shares

CUSIP No. 2332 4Q 20 2	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2007	By:	/s/ Hector Gomez
Hector Gomez